Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On August 13, 2014, Integrys Energy Group, Inc. (“Integrys”) posted the following information on Integrys’s intranet site for its employees about the Form S-4 filing made by Wisconsin Energy Corporation:

Under “Regulatory Filings” (revised from Commission Filings) on the transaction site

8/13/14: Form S-4 was filed with the U.S. Securities and Exchange Commission (SEC) today as another step in the transaction process. The filing contains comprehensive information related to the merger transaction between WEC and TEG. It’s designed to provide shareholders with the business and financial information required by the SEC for the shareholder to make a decision on the proposed transaction.

The S-4 includes a preliminary joint proxy statement of TEG and WEC and a prospectus of WEC. This filing is the first step in obtaining SEC clearance of the document. Once clearance is obtained, a definitive joint proxy statement will be filed with the SEC and mailed to the shareholders of TEG and WEC seeking TEG shareholder approval of the proposed merger transaction at a special meeting of TEG shareholders and WEC stockholder approval of the issuance of WEC stock in the proposed merger transaction at a special meeting of WEC stockholders. Preliminary information about these special meetings, the merger and the other business to be considered by shareholders is contained in the S-4 filing made today and final information will be contained in the definitive joint proxy statement/prospectus.

The rules issued by the SEC under Section 14A of the Exchange Act require Integrys to seek a non-binding, advisory vote with respect to merger-related compensation. As a result, the proxy statement provides comprehensive and detailed information related to director and executive officer compensation.

The Integrys Board of Directors is responsible for executive compensation and they regularly consult with compensation experts for market information and advice. This information is used to structure payment and benefit levels that are competitive in the marketplace.

You can see the complete filing on the SEC’s website.

The data included in the proxy statement is not self-explanatory and may be misleading or misinterpreted if it is viewed without reading the explanation or context provided. If you have questions, talk with your executive leader, who has been provided additional information. If you have addition questions, send them to CorpCommunications@integrygroup.com.
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8/6/14:

●	Summary
●	Illinois
●	Michigan
●	Minnesota
●	Wisconsin

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Additional Information and Where to Find It

In connection with the proposed merger transaction, on August 13, 2014, Wisconsin Energy filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 that includes a joint proxy statement of Wisconsin Energy and Integrys and that also constitutes a prospectus of  Wisconsin Energy (which registration statement has not been effective).  Integrys urges investors and shareholders to read the registration statement and joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.